

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail
Denise R. Cade
Senior Vice President, General Counsel and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

      **Re:    SunCoke Energy Partners, L.P.
              Amendment No. 7 to Registration Statement on Form S-1
              Filed December 11, 2012
              File No. 333-183162**

Dear Ms. Cade:

      We have reviewed your response letter and the above-referenced filing, and have the following comments.

Exhibit 5.1

1.  We note counsel's revisions to the legal opinion in response to comment five of our letter dated December 5, 2012.  However, we note that counsel's opinion regarding the obligation of purchasers of the Common Units to make payments to you or your creditors is limited to any obligation under the Delaware LP Act.  Please revise your opinion to address whether the purchasers may have any such obligation under your governing documents or any resolution or other action taken under those governing documents.  To the extent purchasers may be obligated to make future payments or contributions to you pursuant to your governing documents or any other agreements, please describe the possibility of future payments or obligations in the registration statement.  See Section II.B.1.b. of Staff Legal Bulletin No. 19.

Exhibit 8.1

2.  We note your response to comment six of our letter dated December 5, 2012.  Please have counsel revise the opinion to clarify that the specific facts and assumptions upon which the tax opinion is based are those that are disclosed on page 164 of the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc:    Rachel A. Packer, Esq. (*via E-mail*)
       Vinson & Elkins LLP